Exhibit 99.3

PINNACLE ACQUISITION CORPORATION

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I. Purpose

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors of Pinnacle Acquisition Corporation, a Cayman Islands exempted company (the “Company”), shall

(a) identify, screen and review individuals qualified to serve as directors, consistent with criteria approved by the Company’s board of directions (the “Board”), and recommend to the Board, candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the board of directors;

(b) develop and recommend to the Board and oversee implementation of our corporate governance guidelines;

(c) coordinate and oversee the annual self-evaluation of the Board, its committees, individual directors and management in the governance of the company; and

(d) review on a regular basis our overall corporate governance and recommend improvements as and when necessary.

II. Organization

The Committee shall consist of two or more directors, each of whom shall satisfy the applicable independence requirements of the Company’s corporate governance guidelines, the New York Stock Exchange and any other applicable regulatory requirements, subject to the phase-in periods permitted under the rules of the New York Stock Exchange under which the Committee is required to have only one independent member at the time of listing, a majority of independent members within 90 days of listing and all independent members within one year of listing.

Members of the Committee shall be appointed by the Board and may be removed by the Board at any time. The Committee’s chairperson shall be designated by the Board or, if not so designated, the members of the Committee shall elect a chairperson by a vote of the majority of the full Committee.

The Committee may form and delegate authority to subcommittees from time to time as it sees fit, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of the Company’s corporate governance guidelines, the New York Stock Exchange and any other applicable regulatory requirements.

III. Meetings

The Committee shall meet as often as necessary to carry out its responsibilities but no less frequently than two times annually unless the Committee determines that fewer meetings are required in a particular year. Meetings shall be called by the chairperson of the Committee or, if there is no chairperson, by a majority of the members of the Committee. Meetings may be held telephonically or by other electronic means to the extent permitted by the Company’s organizational documents and applicable law. Committee actions may be taken by unanimous written consent.

IV. Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Develop and recommend to the Board for approval (as part of the Company’s corporate governance guidelines or otherwise) the criteria for Board membership, including as to director independence and diversity, and periodically review these qualifications with the Board.

2. Identify, screen and review individuals qualified to become members of the Board in a manner consistent with the criteria approved by the Board and recommend to the Board the director nominees for the next annual meeting of stockholders or to fill vacancies on the Board. As part of this process the Committee shall formally review each director’s continuation on the Board each time such director is nominated to serve on the Board. In identifying and reviewing the qualifications of candidates for membership on the Board, the Committee shall consider all factors which it deems appropriate, including the requirements of the Company’s corporate governance guidelines and any other criteria approved by the Board.

3. Develop and periodically assess the Company’s policies and procedures with respect to the consideration of director nominees submitted by stockholders of the Company and review the qualifications of such candidates pursuant to these policies and procedures.

4. At the request of the Board, review and make recommendations to the Board with respect to the size, composition and organization of the Board and committees of the Board.

5. At the request of the Board, review and make recommendations to the Board with respect to Board process, including the calendar, agenda and information requirements for meetings of the Board and its committees, executive sessions of non-management directors and executive sessions of independent directors.

6. Assist the Board in determining whether individual directors have material relationships with the Company that may interfere with their independence, as provided under the requirements of the Company’s corporate governance guidelines, the New York Stock Exchange or any other applicable regulatory requirements.

7. Develop and recommend to the Board for approval a Chief Executive Officer (“CEO”) and executive officer succession plan (the “Succession Plan”), develop and recommend to the Board for approval an interim CEO succession plan in the event of an unexpected occurrence and, as the Committee deems appropriate, to review the Succession Plan from time to time with the CEO and any other executive officers and recommend to the Board for approval any changes to, or candidates for succession under, the Succession Plan.

8. Coordinate and oversee the annual evaluation of the Board, its committees, individual directors and management in the governance of the Company.

9. Develop, review and assess the adequacy of the Company’s corporate governance principles and guidelines annually, recommend to the Board any changes the Committee deems appropriate and oversee implementation of such guidelines.

10. Develop and maintain the Company’s orientation programs for new directors and continuing education programs for directors.

11. Review and discuss as appropriate with management the Company’s disclosures relating to director independence, governance and director nomination matters and, based on such review and discussion, determine whether to recommend to the Board that such disclosures be disclosed in the Company’s Annual Report on Form 10-K or annual proxy statement filed with the SEC, as applicable.

12. Review on a regular basis the Company’s overall corporate governance and recommend improvements as and when necessary.

13. Review and assess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

14. Report regularly to the Board.

15. Perform any other activities consistent with this Charter, the Company’s amended and restated memorandum and articles of association and governing law, as the Committee or the Board deems appropriate.

V. Resources

The Committee shall have the authority, at its sole discretion, to retain and terminate search firms to identify director candidates, consultants and any other advisors (the “Advisors”) to assist it in carrying out its duties. The chairperson of the Committee, at the request of any member of the Committee, may request any officer, employee or advisor of the Company to attend a meeting of the Committee or otherwise respond to Committee requests.

The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Company) for payment of compensation to any Advisor retained to advise the Committee and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3